

January 2, 2024

Herman Wong
Chief Financial Officer
Deswell Industries Inc.
10B, Edificio Associacao Industrial De Macau
32 Rua do Comandante Mata e Oliveria, Macao
Special Administrative Region, PRC

> **Re: Deswell Industries Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2023**
> **File No. 001-33900**

Dear Herman Wong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Carrie Leahy